Management Discussion & Analysis
Pacific Asia China Energy Inc.
For the Year Ended February 29, 2008

This discussion should be read in conjunction with the consolidated financial statements and related notes of the Company for the year ended February 29, 2008 (the “Financial Statements”). The information in this Management Discussion and Analysis (“MD&A”) contains forward looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward looking statements. The information contained in this report is made as of June 16, 2008.

Pacific Asia China Energy Inc. (the “Company”) is a junior resource issuer primarily engaged in the acquisition, exploration and development of coalbed methane (CBM) properties in China as well as CBM drilling and coal degasification through its 50% owned subsidiary, PACE Mitchell Drilling Corp. Management believes that the development of CBM properties and coal degasification projects in China presents an opportunity for the following reasons.

·

Increased energy demand in China. China recently passed Japan as the world’s number 2 importer of oil. In addition, demand for electricity is growing at a rate of 9-10% per year.

·

China has vast underdeveloped energy resources. CBM resources are 3 times the known reserves in the United States. By 2011, China plans for 10 percent of the country’s natural gas consumption to be derived from coalbed methane gas.

·

The Chinese Government established the China United Coalbed Methane Corporation (CUCBM) to oversee CBM exploration and development, and encourage participation with international partners.

·

China is the world’s largest producer and consumer of coal. A need to degasify their coal deposits for new energy, mine safety, and environmental improvement has been recognized

In 1998, Chevron-Texaco signed the first international Production Sharing Contract (PSC) with the China United Coalbed Methane Company. Over 30 PSCs with international companies have been entered into since that time. In 2006, Pacific Asia China Energy Inc, through its two wholly owned subsidiaries China Canada Energy Corp. (Huangshi Project) and Asia Canada Energy Inc (Baotian-Quigshan Project, also known as the Guizhou project) became the first Canadian company to explore for and develop CBM resources in China.

Changes In Management/ Directors

On May 3, 2006, Mr. Tunaye Sai was appointed President of Pacific Asia China Energy. Mr. Sai is a mining engineer with over 35 years international experience in the resource sector. Dr. David Marchioni was appointed Vice President, Exploration. Dr. Marchioni is a coal and CBM expert based in Calgary, Alberta.

At the Company’s 2006/2007 Annual General Meeting held on August 8, 2007, Thomas Hogan, Director, did not stand for re-election to the Board of Directors. James Douglas Brown was proposed to replace Mr. Hogan, and was elected to the Board at the Annual General Meeting.

Share Exchange Agreement

On December 30, 2005, the Company completed a share exchange agreement with CCE whereby the Company acquired all the issued share capital of CCE in exchange for issuing 10,000,000 common shares of the Company to the shareholders of CCE. As the transaction constitutes a reverse take-over under the policies of the TSX-V, the common shares issued for the acquisition are subject to escrow agreements and will be released over a three year period. Legally, the Company is the parent of CCE. However, as a result of the share exchange described above, control of the combined companies passed to the former shareholders of CCE, resulting in a reverse takeover for accounting purposes.

Properties of the Company

The Company acquired China Canada Energy Inc, which holds a Production Sharing Contract to explore for and develop CBM on the Huangshi concession, which is located in the Hubei province of China. The total contract area covers 305 km2 (117 square miles). Norwest Corporation of Calgary was hired to prepare an independent technical report on this property. No resource estimate was provided. However, the historical presence of gas was determined and a work program was recommended by Northwest Corporation.

On March 20, 2006 the Company exercised its option to acquire Asia Canada Energy Inc., which holds a Production Sharing Contract to explore for and develop CBM on the Baotian-Quigshan property, also known as the Guizhou project. The total contract area covers 969 km2 (374 square miles). Sproule International of Calgary was hired to prepare an independent technical report for this property. This report was completed and submitted to the Company on December 31, 2005. The “Low Case” volume of discovered CBM resources in place was estimated at 504 BCF. The “High Case” volume of discovered CBM resources in place was estimated at 11.2 TCF. The “Most Likely Case” volume of discovered CBM resources in place was estimated at 5.2 TCF.

Joint Venture Drilling Company

On February 6, 2006 PACE entered into a Memorandum of Understanding with Mitchell Drilling Contractors Pty Ltd of Brisbane, Australia ("Mitchell Drilling") for the formation of a Joint Venture Drilling Contractor to provide drilling services in China for coalbed methane gas ("CBM") and coal degasification projects.

It was proposed that the Joint Venture Company be granted the exclusive license to use Mitchell's proprietary drilling Dymaxion System in China. Dymaxion is a unique and highly effective surface to in-seam drilling technique which the company has deployed since early 2000. To date, over 200 Dymaxion wells have been drilled on CBM projects.

In November, 2006, PACE Mitchell Drilling Corp was created by the completion of a definitive joint venture agreement and license agreement between PACE and Mitchell Drilling. PACE now owns 50% of PACE Mitchell Drilling Corp with Mitchell Drilling owning the remaining 50%. In order to obtain the exclusive technological rights to the Dymaxion drilling platform in China, PACE issued 1,075,950 common shares to Mitchell Drilling, and advanced loans for the construction of two Dymaxion drilling rigs. The first rig was delivered to China in February. The second drill rig was completed and shipped to China in the summer of 2007.

Performance Summary and Update

The Company’s primary objective is to acquire CBM properties in China and to finance their exploration and development through equity financing, by joint venture, option agreements or other means. Production Sharing Contracts for two CBM concessions in China have been formally signed: Guizhou and Huangshi A Memorandum of Understanding (MOU) on a third concession (China Canada Energy- Chenzou), and an option agreement on a fourth CBM concession (Asia Canada Energy- Jiaozuo) have been entered into. Negotiations are ongoing.

Exploration on the Guizhou CBM concession began in March 2006, and final test results were received early in 2007. Six slim hole wells were drilled to depths between 350- 900m. The test wells allowed the Company to evaluate the key production factors including reservoir pressure, coal permeability, gas content and composition, coal saturation, and water volume/quality. Data collected and analysed confirmed data found in the Sproule International technical report which further enabled the Company to prepare plans for a pilot test well program.

Performance Summary and Update (Cont’d ... )

In June 2007, the Company begun drilling the first of 3 vertical pilot wells at its BaotianQingshan CBM Exploration concession (Guizhou CBM Project).The pilot-test program is located near the Zongyi village in the southwest part of the Mayi exploration block. The test block is approximately 3 km2 in size. This initial 3 well program will include stimulation by fraccing, dewatering, and an extended monitoring and test production phase. Analysis of reservoir and production data is expected to guide further possible testing with Mitchell Dymaxion horizontal drilling in a larger region comprising 20 km2 which surrounds the initial the pilot area. On November 29, 2007, drilling operations were completed. Subsequent, to the end of the quarter ending November 30, a successful fracturing program was carried out. An extended production testing program is currently underway.

At Huangshi, technical drilling difficulties were encountered resulting in termination of the slim-hole exploration program. The project is under evaluation for the identification new drill targets for slim-hole drilling.

In November 2006, PACE Mitchell Drilling Corp was created as a 50% owned subsidiary. The premise behind the creation of Pace Mitchell Drilling Corp is to enable the Company to advance long-term CBM development plans. However, China has recently prioritized coal mine degasification to reduce the thousands of accidental mining fatalities as a result of methane explosions and to lower the world’s largest volume of harmful coal mine methane emissions. As a result PACE Mitchell Drilling has identified potential degasification opportunities, and a new business segment was created. Marketing efforts were initiated and the Company entered into discussions for potential contracts.

In February 2007, PACE Mitchell Drilling Corp announced its first coal degasification contract, with the Shenhua Group, China's largest coal producer. An AU $10 million (US $ 8.3 million) contract with a consortium of partners was signed to provide a turn-key operation at Shenhua's Baijigou Coal Mine site located in Ningxia Province. This contract was terminated during the quarter ending November 30, 2007, due to difficult drilling conditions at the site. A subsequent evaluation of the underground conditions completed by PACE Mitchell's engineers revealed that part of the area had already been mined, resulting in drilling conditions not amenable to further degasification activity. The Company received approximately US $1.3 million in revenue from this contract.

Performance Summary and Update (Cont’d ... )

In September 2007 PACE Mitchell Drilling Corp. signed a drilling services contract for degasification at the Yunnan Weixin Guanyinshan Coal Mine in Kunming, Yunnan Province, China. The Drilling Services Contract provides for up to two sets of Dymaxion horizontal wells. PACE Mitchell will drill one Dymaxion well set comprising one vertical well which will be intersected by two Surface-to-in-Seam (SIS) laterals in the target coal seam. Additional gas production and monitoring equipment will also be installed. The contract value for the first well is US $1.41 million. Weixin retains the option for a second Dymaxion well set for a period of ten days after completion of the first well. Should Weixin exercise this option, the total contract value increases to US $2.73 million. Drilling operations began in October. In addition, a new drilling contract was signed with a leading CBM company conducting exploration and development activities in China. One Dymaxion horizontal well set will be drilled at an undisclosed location. Terms of this contract remain confidential for competitive reasons.

Results of Operations

The Company incurred a loss of $7,426,216 for the year ended February 29, 2008, compared to a loss of $2,168,632 for the year ended February 28, 2007. The increased losses are attributable to the commencement of the drilling operations and the write off of certain mineral property interests.

For the year ended February 29, 2008, general and administrative expenses were $3,196,386 compared to $2,356,751 for the year ended February 28, 2007. The increase in expenses is primarily attributed to increased overhead and start-up costs associated with its drilling operations in China.

Results of Operations (cont’d ... )

The following table details the general and administrative expenses for the years ended February 29, 2008 and February 28, 2007.

	February 29, 2008	February 28, 2007
Revenue
Drilling revenue	$ 1,532,977	$ -
Cost of drilling services	(2,582,708)	-
Gross profit(loss)	(1,049,731)	-
General and administrative expenses
Advertising	-	108,500
Amortization	265,539	2,855
Business development	247,064	158,117
Conferences	42,738	149,150
Consulting fees	741,082	626,480
Insurance	30,858	-
Investors relations	30,375	84,339
Maintenance	102,516	-
Office and miscellaneous	430,105	115,823
Professional fees	361,260	199,291
Regulatory/filing fees	12,541	26,159
Rent	59,090	9,592
Shareholder communications	13,370	18,011
Stock-based compensation	522,370	630,347
Telephone	27,821	16,463
Transfer agent	18,833	22,208
Travel	33,027	58,822
Wages and benefits	523,336	183,084
Loss before other items	(4,511,656)	(2,409,241)
Other items
Exchange (loss)	(435,194)	(56,010)
Write off of mineral property interests	(2,602,910)	-
Interest expense	(21,661)	-
Interest income	144,302	296,619
Miscellaneous income	903	-
	(2,914,560)	240,609
Net loss	$ (7,426,216)	$ (2,168,632)
Basic and diluted net loss per share	$ (0.08)	$ (0.03)

Results of Operations (cont’d ... )

For the year ended February 29, 2008, the Company spent the following on acquisition and exploration:

	Huangshi Property	Guizhou Property	Total Property Expenditures
Resource Property Balance, February 28, 2006	$ 1,092,727	$ -	$ 1,092,727
ACE Acquisition cost	-	3,525,199	3,525,199
Deferred exploration costs:
CUCBMfees	75,032	295,518	370,550
Geological Expenditures	120,903	708,806	829,709
Supplies	46,840	238,455	285,295
Personnel	200,028	318,039	518,067
Travel	24,400	202,760	227,160
Drilling, testing and operation	327,715	1,087,533	1,415,248
Resource Property Balance, February 28, 2007	$1,887,645	$6,376,310	$ 8,263,955
CUCBM fees	232,052	399,219	631,271
Geological expenditures	69,197	220,421	289,618
Supplies	61,612	133,612	195,224
Personnel fees	183,499	396,501	580,000
Travel	11,838	90,555	102,393
Drilling and sample testing	157,067	2,699,455	2,856,522
Total costs before write offs	2,602,910	10,316,073	12,918,983
Write off of mineral property interests	(2,602,910)	-	(2,602,910)
Resource Property Balance, February 29, 2008	$ -	$10,316,073	$10,316,073

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
`05–`06	Net Income (loss)	(35,089)	(147,203)	(247,992)	(898,571)
	Net Income (loss) per share	(0.01)	(0.02)	(0.03)	(0.01)
`06–`07	Net Income (loss)	(990,277)	(335,850)	(325,226)	2,231
	Net Income (loss) per share	(0.02)	(0.01)	(0.01)	0.01
’07-‘08	Net Income (loss)	(924,260)	(2,276,149)	(853,284)	(3,372,523)
	Net Income (loss) per share	(0.01)	(0.03)	(0.01)	(0.04)

Selected Annual Information

	February 29, 2008	February 28, 2007	February 28, 2006
Loss for the year	$ (7,426,216)	$ (2,168,632)	$ (1,328,855)
Total assets	21,573,348	16,140,957	12,878,088
Total liabilities	4,763,287	1,046,738	505,192
Shareholders’ equity	16,810,061	15,094,219	12,372,896
Basic and diluted loss per share	$ (0.08)	$ (0.03)	$ (0.10)

Liquidity

The Company currently has limited revenues from its drilling operations, and as a junior resource company is focused on the exploration and development of its CBM properties. The Company does not anticipate generating operating revenues from its CBM properties in the next year. Historically, the Company has received revenues only from investment income on cash reserves held. The Company expects to rely upon equity financing as its primary source of funding.

As of February 29, 2008, the Company’s drilling operations have received total proceeds of $2,472,205. Of the cash received, $1,532,977 has been recognized as revenue with the balance, $939,228, reported as unearned revenue until completion of the contracts.

Financing, Principal Purposes and Milestones

On May 7, 2007, the Company completed a non-brokered private placement consisting of 15,397,272 units at $0.55 per unit for gross proceeds of $8,468,500. Each unit consists of one common share and one half share purchase warrant. Each full warrant entitles the holder to acquire one additional common share at $0.65 per share for a period of two years expiring April 5, 2009 and May 7, 2009. In connection with the private placement, the Company granted 669,065 agents’ warrants valued at $166,378 and paid finder’s fees in the amount of $368,286 to agents and finders. Each agent’s warrant entitles the agent to purchase one share purchase warrant at $0.65 for a period of two years, expiring May 7, 2009.

Financing, Principal Purposes and Milestones (cont’d ... )

For the year ended February 29, 2008, the Company has received additional proceeds of $561,150 from the exercise of warrants.

Change in Accounting Policy Including Initial Adoption

Effective March 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation”, 3865 “Hedges”, 1530 “Comprehensive Income”, and 3251 “Equity”, for fiscal years beginning on or after January 1, 2007. These standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Financial instruments - Recognition and measurement

Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, held-tomaturity, available-for-sale, loans and receivables, or other financial liabilities. The Company has implemented the following classifications for its financial instruments:

a)

Cash and equivalents and short term investments have been classified as held-for-trading.

b)

Receivables have been classified as loans and receivables and measured and amortized cost.

c)

Accounts payable and accrued liabilities have been classified as other financial liabilities and are measured at amortized cost.

Comprehensive Income

Section 1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. This would include holding gains and losses from financial instruments classified as available-forsale. No financial instruments have been classified as available-for-sale for the year ended February 29, 2008.

Change in Accounting Policy Including Initial Adoption

Financing charges

Financing charges that reflect the cost to obtain new debt financing are expensed as incurred. Financing charges that reflect the cost to obtain new equity financing are deducted from shareholders equity.

Recent Accounting Pronouncements

The CICA has issued six new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the first interim period after fiscal 2008.

Section 1400 – Assessing Going Concern

This Section was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

i.

qualitative information about its objectives, policies and processes for managing capital,

ii.

summary quantitative data about what it manages as capital.

iii.

whether during the period it complied with any externally imposed capital requirements to which it is subject.

iv.

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Section 3862 – Financial Instruments – Disclosures

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

Recent accounting pronouncements (cont’d)

The Section requires specific disclosures to be made, including the criteria for:

i.

designating financial assets and liabilities as held for trading;

ii.

determining when impairment is recorded against the related financial asset or when an allowance account is used.

Section 3863 – Financial Instruments - Presentation

This Section was issued to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Capital Resources

The Company is required to spend up to US $1.5 million on exploration and a pilot production program on the Huangshi property. Should commercial viability be attained, CUCBM has the option to participate in a joint venture whereas Pacific Asia China Energy Inc. would be responsible for 70% of the post-exploration capital expenditures for a 70 % interest in the project and CUCBM would be responsible for 30% of the post- exploration capital expenditures for a 30 % interest in the project.

At Guizhou, the Company is required to spend up to US $8 million on exploration and a pilot production program. Should commercial viability be attained, CUCBM has the option to participate in a joint venture whereas Pacific Asia China Energy Inc. would be responsible for 60% of the post-exploration capital expenditures for a 60% interest in the project, while CUCBM would be responsible for 40% of the post-exploration expenditures for a 40% interest in the project.

Outstanding Share Data

As at June 16, 2008, the Company has 92,595,178 common shares issued and outstanding. The Company also has 5,550,000 incentive stock options ranging in exercise price from $0.50 to $2.00 and 8,367,701 share purchase warrants exercisable at $0.65 per share.

Transactions with Related Parties

The Company entered into the following related party transactions during the year ended February 29, 2008:

a)

incurred management consulting fees in the amount of $60,000 to a company controlled by Steven Khan, a Director and Executive Vice-President of the Company. A company controlled by Devinder Randhawa, the Chairman and CEO of the Company, received $121,433 in management consulting fees. Patrick Groening, the Chief Financial Officer, received $48,000 for his services. A company controlled by David Marchioni, a Director and Vice President of Exploration, received $75,800 for his services. Tunaye Sai, a Director and President of the Company received $200,837 for his services.

b)

incurred vehicle expenses of $83,441 from a company controlled by Tunaye Sai.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related parties are due to directors and companies controlled by directors and are unsecured, non-interest bearing and have no specific repayment terms.

Financial Instruments

The Company's financial instruments consist of cash and equivalents, short term investments, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted. The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Fourth Quarter

During the fourth quarter, there were no significant events or transactions. The Company did not have any extraordinary items, year-end adjustments or dispositions.

Subsequent Events

Subsequent to February 29, 2008, the following occurred:

a.

On March 27, 2008, the Company announced it has entered into an agreement with a Green Dragon Gas wholly owned subsidiary, Greka China Ltd. (“Greka”). As per the agreement, Greka, through a wholly- owned British Columbia subsidiary, will acquire all of the Company’s shares at a price of $0.35 per share in cash for an approximate total of $32.4 million. The agreement is subject to regulatory and shareholder approval.

b.

On May 12, 2008, the Company announced it had reached an agreement with CUCBM to terminate the Huangshi CBM property, managed by its 100% owned subsidiary, CCE. The Company deemed the project to have a low probability of being commercially viable after completing a number of drill holes and study of the property. The Company will be required to pay US$100,000 to CUCBM plus any outstanding accounts payable in return for waiving the remaining minimum exploration work commitment as specified in Note 6. These payments will release the Company from any further obligation to the Huangshi project and the PSC will be formally terminated.